Exhibit 99.1

Highlander Silver Corp.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Financial Position (Unaudited – in thousands of United States Dollars)

	Note	June 30, 2026	December 31, 2025 (Restated – Note 3)	October 1, 2024 (Restated – Note 3)

Assets

Current assets
Cash and cash equivalents		$99,304	$78,942	$1,853
Inventory	5	9,095	–	–
Receivables	6, 21	1,652	66	81
Prepaids and other		1,722	148	19
Tax receivable	7	10,097	156	134
		121,870	79,312	2,087
Non-current assets
Receivables	6	1,124	–	–
Reclamation deposits	8	3,430	44	44
Property and equipment	9	163,426	210	70
Mineral property interests	10	285,000	8,892	7,970
Right-of-use assets		482	8	–
Tax receivable	7	2,429	247	66

Total assets		$577,761	$88,713	$10,237

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	11, 21	$27,745	$1,780	$269
Community projects obligation	12	1,171	–	–
Consideration payable	10a	–	1,250	1,250
Lease liabilities		217	9	–
Tax payable		5,425	15	7
Other liabilities		60	–	–
		34,618	3,054	1,526
Non-current liabilities
Community projects obligation	12	8,643	–	–
Consideration payable	10a	–	–	1,250
Lease liabilities		200	–	–
Reclamation provision	13	16,633	475	365
Deferred tax liability	4	113,449	–	–
Other liabilities		1,510	–	–
Total liabilities		175,053	3,529	3,141

Equity
Common shares	14	400,023	100,291	14,575
Reserves	14	15,115	2,546	1,348
Commitment to issue shares	14	–	547	37
Foreign currency reserve		(542)	2,363	(364)
Deficit		(11,888)	(20,563)	(8,500)
Total equity		402,708	85,184	7,096

Total liabilities and equity		$577,761	$88,713	$10,237

Nature of operations and going concern (Note 1)

Commitments (Note 24c)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss)
For the three and six months ended June 30, 2026 and 2025
(Unaudited – in thousands of United States Dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)

Revenue	15	$37,897	$–	$56,227	$–
Cost of sales	16	(25,243)	–	(37,704)	–
Depletion, amortization, and depreciation		(12,163)	–	(17,958)	–
Gross profit		491	–	565	–

Exploration expenses	17	(11,825)	(2,498)	(13,779)	(2,916)
General and administrative expenses	18	(5,662)	(1,251)	(13,777)	(2,234)
Loss before other items		(16,996)	(3,749)	(26,991)	(5,150)

Finance cost		(685)	(69)	(772)	(160)
Interest and other income		1,966	152	3,085	232
Foreign exchange gain		998	85	2,019	82
Remeasurement gain on previously held equity interest in Bear Creek	4	–	–	28,466	–
Write-off of receivables		–	(4)	–	(127)
Other expenses		(98)	–	(135)	–
Net income (loss) before income taxes		(14,815)	(3,585)	5,672	(5,123)

Current income tax expense		(969)	–	(1,048)	–
Deferred income tax recovery		4,051	–	4,051	–
Net income (loss)		(11,733)	(3,585)	8,675	(5,123)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss:
Foreign currency translation		(1,329)	1,203	(2,905)	1,478
Total comprehensive income (loss)		$(13,062)	$(2,382)	$5,770	$(3,645)

Net income (loss) per share attributable to:
Shareholders of the Company
Basic	19	$(0.06)	$(0.03)	$0.05	$(0.05)
Diluted	19	(0.06)	(0.03)	0.04	(0.05)

Weighted average number of shares outstanding
Basic	19	203,418,380	105,053,403	189,560,309	96,018,775
Diluted	19	203,418,380	105,053,403	196,165,068	96,018,775

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Cash Flows For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)

Cash provided by (used in):
Operations
Net income (loss) for the period		$(11,733)	$(3,585)	$8,675	$(5,123)
Adjustments for:
Accretion of community projects obligation	12	153	–	235	–
Adjustment to other liabilities		29	–	26	–
Depreciation		257	5	372	7
Depletion, amortization, and depreciation		12,163	–	17,958	–
Deferred income tax recovery		(4,051)	–	(4,051)	–
Finance cost		424	83	511	174
Foreign exchange		165	(196)	(1,350)	(211)
Interest income		(1,307)	(151)	(1,966)	(198)
Remeasurement gain on previously held equity interest in Bear Creek		–	–	(28,466)	–
Reclamation provision		2	31	5	31
Share-based compensation	14	2,217	345	4,012	669
Write-off of receivables		–	4	–	127
Net changes in non-cash working capital items:
Accounts payable and accrued liabilities		12,257	509	(1,335)	522
Inventory		345	–	4,339	–
Prepaid and other		894	(95)	85	(90)
Receivables		(944)	15	(1,042)	(3)
Tax payable		190	5	3,327	5
Tax receivable		(2,755)	(95)	(2,044)	(97)
		8,306	(3,125)	(709)	(4,187)

Financing
Proceeds from non-brokered private placement, net of share issue costs paid	14	(77)	–	39,723	–
Proceeds from bought deal equity financing, net of share issue costs paid	14	–	–	–	20,785
Finance costs paid		(35)	(160)	(35)	(160)
Payment of lease liabilities		(117)	–	(150)	–
Proceeds from exercise of options and warrants	14	50	65	2,559	126
Share issuance costs paid		(183)	–	(183)	–
		(362)	(95)	41,914	20,751

Investing
Investment in Bear Creek	4	–	–	(13,219)	–
Debt settlement	4	–	–	(10,352)	–
Cash acquired on acquisition of Bear Creek	4	–	–	16,194	–
Mineral property interest		–	(16)	–	(16)
Milestone payment under acquisition agreement with SSR Mining	10a	(1,250)	(1,250)	(1,250)	(1,250)
Interest and royalty income received		1,590	151	2,220	197
Payment of community projects and other liabilities	12	(8)	–	(1,169)	–
Property and equipment	9	(11,700)	(27)	(11,947)	(56)
Proceeds from sale of Tassa Project	6	500	–	500	–
		(10,868)	(1,142)	(19,023)	(1,125)
Effect of exchange rate changes on cash and cash equivalents		(971)	1,087	(1,820)	1,197
Increase (decrease) in cash and cash equivalents		(3,895)	(3,275)	20,362	16,636
Cash and cash equivalents, beginning of the period		103,199	21,073	78,942	1,162
Cash and cash equivalents, end of the period		$99,304	$17,798	$99,304	$17,798

Supplemental cash flow information (Note 22)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Changes in Equity For the six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, except number of shares)

	Number of Shares	Amount	Reserves	Commitment to issue shares	Foreign currency reserve	Deficit	Total equity

Balance, December 31, 2025 (Restated)[1]	130,910,687	$100,291	$2,546	$547	$2,363	$(20,563)	$85,184
Shares issued on acquisition of Bear Creek (Note 4), net of share issue costs	36,225,457	256,850	–	–	–	–	256,850
Bear Creek warrants (Note 14c)	–	–	8,610	–	–	–	8,610
Non-brokered private placement, net of share issue costs	8,060,226	39,723	–	–	–	–	39,723
Shares issued on exercise of warrants	23,277,048	2,612	(53)	–	–	–	2,559
Share-based compensation	–	–	4,012	–	–	–	4,012
Reclassification of commitment to issue shares to common shares	5,000,000	547	–	(547)	–	–	–
Net income and comprehensive income	–	–	–	–	(2,905)	8,675	5,770
Balance, June 30, 2026	203,473,418	$400,023	$15,115	$–	$(542)	$(11,888)	$402,708

Balance, December 31, 2024 (Restated)[1]	81,720,985	$14,887	$1,531	$–	$(418)	$(9,672)	$6,328
Bought deal equity financing, net of share issue costs (Restated)[1]	23,000,000	20,785	–	–	–	–	20,785
Fair value reversal on expired stock options	–	–	(10)	–	–	10	–
Shares issued on exercise of stock options and warrants (Restated)[1]	750,000	166	(40)	–	–	–	126
Share-based compensation (Restated)[1]	–	–	669	–	–	–	669
Net loss and comprehensive loss (Restated)[1]	–	–	–	–	1,478	(5,123)	(3,645)
Balance, June 30, 2025 (Restated)[1]	105,470,985	$35,838	$2,150	$–	$1,060	$(14,785)	$24,263

[1]	Refer to Note 3

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

1.	Nature of Operations and Going Concern

Highlander Silver Corp. (the “Company” or “Highlander”) was incorporated under the laws of the Province of British Columbia, Canada. The Company’s head office is located at 2500 – 100 King Street West, Toronto, Ontario, Canada, M5X 1A9. Its records office is located at 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6. The Company’s principal business activity is the acquisition, exploration and development of mineral properties located in Peru, and the production and sale of gold and silver in Mexico. On February 26, 2026, the Company acquired Bear Creek Mining Corporation (“Bear Creek”), which holds the Corani Project in Peru and the Mercedes Mine in Mexico (Note 4). These condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2026 and 2025 comprise the Company and its subsidiaries. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and on the NYSE American LLC under the symbol HSLV.

The Company has not yet determined whether its mineral property interests contain mineral reserves that are economically viable. The Company’s continued operations, and the underlying value and recoverability of the amounts shown for mineral properties, are dependent upon the existence of economically recoverable mineral reserves in the mineral properties in which the Company holds an interest. The continued exploration and development of projects will depend primarily on the Company’s ability to obtain financing, as required, and on its ability to generate cash flows from operations.

These condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The mining and exploration business involves a high degree of risk, and there can be no assurance that current mine production, exploration, and development projects will be profitable. The Company has historically relied on share capital financing, as well as property option or sale proceeds, to fund its property acquisition, exploration and evaluation expenditures, and operating expenses.

As at June 30, 2026, the Company had cash and cash equivalents of $99,304 (December 31, 2025 – $78,942). The Company has financed its operations primarily through the issuance of common shares.

2.	Basis of Preparation

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 12, 2026.

b)	Summary of material accounting policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the fifteen months ended December 31, 2025.

Basis of consolidation

These condensed consolidated interim financial statements include the financial information of the Company and its subsidiaries.

Subsidiaries are entities controlled by the Company and are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are amended as necessary to align with the policies adopted by the Company.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

The condensed consolidated interim financial statements include the following entities:

Entity	Location	Ownership interest	Principal activity
Highlander Silver Corp.	Canada	100%	Parent company
Bear Creek Mining Corporation	Canada	100%	Holding company
Pacific West Exploration Services Inc.	Canada	100%	Exploration company
Cappex Mineral Ventures Inc.	Canada	100%	Holding company
Cappex Exploraciones S.A.C.	Peru	100%	Exploration company
Reliant Ventures S.A.C.	Peru	100%	Exploration company
San Luis Resource (BVI) Inc.	British Virgin Islands	100%	Holding company
San Luis Minerals (BVI) Inc.	British Virgin Islands	100%	Holding company
Silver Standard Peru (BVI) Inc.	British Virgin Islands	100%	Holding company
BCMC Corani Holdings Ltd.	Canada	100%	Holding company
Bear Creek Resources Company Ltd.	Canada	100%	Holding company
Bear Creek Exploration Company Ltd.	Canada	100%	Holding company
Bear Creek (BVI) Ltd.	British Virgin Islands	100%	Holding company
Corani Mining Ltd.	British Virgin Islands	100%	Holding company
Bear Creek Mining S.A.C.	Peru	100%	Exploration company
Bear Creek Mining Company Sucursal del Peru	Peru	100%	Exploration company
INEDE S.A.C.	Peru	100%	Exploration company
Electro Antapata S.A.C.	Peru	100%	Electrical power distribution
Minera Mercedes Minerales S. de R.L. de C.V.	Mexico	100%	Production company
Mercedes Gold Holdings S. A. de C.V.	Mexico	100%	Holding company
Premier Mining Mexico S. de R.L. de C.V.	Mexico	100%	Services company
Premier Gold Mines (Netherlands) Cooperative U.A.	Netherlands	100%	Holding company
Premier Gold Mines (Netherlands) B.V.	Netherlands	100%	Holding company
2536062 Ontario Inc.	Canada	100%	Holding company

Inter-company balances and transactions, and any unrealized income, loss and expenses arising from inter-company transactions, are eliminated in preparing these condensed consolidated interim financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

When control of a subsidiary is lost, the Company: (a) derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position; (b) recognizes any investment retained in the former subsidiary at its fair value when control is lost and subsequently accounts for it and for any amounts owed by or to the former subsidiary in accordance with the relevant provisions of IFRS; and (c) recognizes the gain or loss associated with the loss of control attributable to the former controlling interest.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business. The Company has an option to apply a ‘concentration test’ to assess whether an acquired set of activities and assets are not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single, identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the net assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to goodwill. Acquisition-related costs in an asset acquisition are recognized as part of the cost of the assets acquired.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interests in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets. The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill.

If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of net income (loss) and comprehensive income (loss).

Should consideration be contingent on future events, the consideration for the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable.

Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Property and equipment

The Company allocates the amount initially recognized for property and equipment to each asset’s significant components and depreciates each component separately. Property and equipment, other than mineral properties and deferred stripping costs, are depreciated on a straight-line basis over their estimated useful lives, typically ranging from 1 to 12 years.

Once a mineral property has been brought into commercial production, defined as the ability to consistently maintain production metrics, as determined by management for specific properties, the costs of any additional work on that property are expensed as incurred, except for exploration and development programs that constitute a betterment. Betterments are deferred and amortized over the remaining useful life of the related assets. Mineral properties include decommissioning and restoration costs related to the reclamation of mineral properties. Mineral properties are derecognized upon disposal or written off when no future economic benefits are expected to arise from the asset’s continued use or the cash-generating unit’s carrying value exceeds its recoverable amount. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset, is recognized in the consolidated statement of net income (loss) and comprehensive income (loss).

Mineral properties and deferred stripping costs are amortized on the unit-of-production basis using the mineable ore tonnes extracted from the mine in the period as a percentage of the total mineable ore tonnes to be extracted in current and future periods based on mineral reserves and units produced during the period. Mineral properties are recorded at cost, net of accumulated depreciation and depletion, and accumulated impairment losses and are not intended to represent future values. Recovery of capitalized costs depends on the successful development of economic mining operations or the disposition of the related mineral property. Residual values, depreciation and depletion methods, and useful lives are reviewed at each financial period end and adjusted on a prospective basis, if required.

Revenue

The Company follows a five-step process in determining whether to recognize revenue from the sale of precious metals:

●	identifying the contract with a customer,

●	identifying the performance obligations,

●	determining the transaction price,

●	allocating the transaction price to the performance obligations, and

●	recognizing revenue when performance obligations are satisfied.

Revenue from contracts with customers is generally recognized on the settlement date when the customer obtains control of the delivered asset and the Company satisfies its performance obligations. The Company considers the terms of the contract in determining the transaction price. The transaction price is either fixed on the settlement date or based on the contract’s pricing terms.

Any Net Smelter Returns (“NSRs”) or royalties to which the Company is subject are considered as costs to the Company and are recorded in the consolidated statement of net income (loss) and comprehensive income (loss) in the period such NSRs or royalties are incurred.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

Inventory

Material extracted from the mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Ore is accumulated in stockpiles and subsequently processed into gold and silver in a saleable form. Work-in-process represents gold and silver in the processing circuit that has not completed the production process and is not yet in a saleable form. Finished goods inventory represents gold and silver in saleable form, respectively.

Mine operating supplies represent consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred to bring each product to its present location and condition. Cost of inventories includes direct labor, materials, and contractor expenses, depreciation of property and equipment, including capitalized development costs.

Provisions to reduce inventory to NRV are recorded to reflect changes in economic factors that impact inventory value and to reflect present intentions for using slow-moving and obsolete supplies inventory. NRV is determined with reference to relevant market prices less applicable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to NRV, generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in NRV where the inventory is still on hand.

Segmented information

The Company manages its segmented information and continuously reviews the information that aids the decision-making process for the officers of the Company.

The Company considers any component of the Company to be a segment:

●	that engages in business activities from which it may earn revenues and/or incur expenses;

●	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

●	for which discrete financial information is available.

c)	Material accounting judgments and significant estimates and uncertainties

Other than the material judgments, estimates and uncertainties described below, the material judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026, are consistent with those applied in the Company’s annual audited consolidated financial statements for the fifteen months ended December 31, 2025.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The allocation of the purchase price requires estimates as to the fair value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, value of resources outside life of mine plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures and closure costs, discount rates, future metal prices and long term foreign exchange rates. Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date. Refer to Note 4 for further details on the acquisition of Bear Creek.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

Assessment of impairment and reversal of impairment indicators for property and equipment

The application of the Company’s accounting policy for impairment of mineral properties, property and equipment requires significant judgment to determine whether indicators of impairment exist, or whether there’s an indication of a reversal of previously recorded impairments. The review of impairment and reversal of impairment indicators includes consideration of significant changes in both external and internal sources of information, including factors such as:

●	a significant decline in the market value of the Company’s share price;

●	changes in quantity of the recoverable resources and reserves;

●	market and economic conditions impacting the precious metals industry;

●	metal prices and forecasts, capital expenditure requirements, expected future operating costs and production volumes;

●	and site restoration costs to the end of the mine’s life.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgment in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Mineral reserves and resources

Mineral reserves are estimates of ore that can be economically and legally extracted from the Company’s mineral property. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons. Such estimates require complex geological assessments to interpret the data. Additionally, the estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, depreciation and amortization charges and royalty obligations.

Value added taxes

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and exploration projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability and timing of receipt under existing tax rules. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

d)	New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period have not been early adopted. The Company has reviewed these pronouncements, and the amendments that are applicable to the Company are discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

e)	Accounting policies adopted during the current period

Effective January 1, 2026, the Company has applied the following new accounting standard which was issued by the IASB:

The amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system.

The adoption of this amended standard had no material impact on the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025.

3.	Change in Presentation Currency

On January 1, 2026, the Company elected to change its presentation currency from Canadian dollars to United States dollars. The change in presentation currency is to better reflect the Company’s business activities and to improve comparability of the Company’s financial results with peer companies in the mining industry.

The change in presentation currency has been made in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and has been applied on a full retrospective basis.

For years prior to January 1, 2026, the statements of financial position for each year presented have been translated from Canadian dollars to United States dollars at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates.

The consolidated statements of net income (loss) and comprehensive income (loss) were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of the transactions. Exchange differences arising on translation from the Canadian dollar to the United States dollar presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity. In addition to the comparative financial statements, the Company has presented a third statement of financial position as at October 1, 2024.

Equity has been restated using historical average exchange rates other than for significant transactions for which the actual historical rate was used with the difference being presented as an adjustment to the foreign currency exchange reserve.

The exchange rates used to reflect the change in presentation currency in the accompanying condensed consolidated interim financial statements were as follows:

October 1, 2024, closing rate (C$/US$)	1.3499
December 31, 2025, closing rate (C$/US$)	1.3706
Average rate for the three months ended March 31, 2025 (C$/US$)	1.4352
Average rate for the three months ended June 30, 2025 (C$/US$)	1.3841

4.	Acquisition of Bear Creek

On December 18, 2025, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Bear Creek to acquire all issued and outstanding common share of Bear Creek (“Bear Creek Shares”) that it did not already own by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), pursuant to which Bear Creek shareholders would receive 0.1175 Highlander common shares (the “Exchange Ratio”) for each Bear Creek Shares (the “Arrangement”) held immediately prior to the effective time of the Arrangement. On January 9, 2026, the agreement was amended to remove the requirement for a Highlander shareholder meeting; all other material terms remained unchanged. The Company also agreed to a concurrent non-brokered private placement with Bear Creek pursuant to which the Company subscribed for 50,000,000 Bear Creek Shares at a price of C$0.36 per share for a total subscription price of C$18 million.

In connection with the execution of the Arrangement Agreement, Highlander also entered into definitive agreements to settle Bear Creek’s indebtedness owing to affiliates of Royal Gold, Inc. (“Royal Gold”) and Equinox Gold Corp. (“Equinox”) (the “Debt Settlement Arrangements” and together with the Arrangement, the “Bear Creek Transaction”). Under the Debt Settlement Arrangements, Highlander agreed to: (i) settle outstanding debt obligations owing by Bear Creek to Equinox and certain affiliates of Royal Gold; and (ii) terminate the gold and silver stream obligations between Bear Creek and an affiliate of Royal Gold under the Mercedes streaming arrangement.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

The acquisition of Bear Creek was completed on February 26, 2026 (“Acquisition Date”). Immediately prior to closing, Highlander held 50,000,000 Bear Creek Shares. Pursuant to the Arrangement, Highlander acquired an aggregate of 308,301,938 Bear Creek Shares, increasing its holdings to 100% of the issued and outstanding Bear Creek Shares. In connection with the closing, Highlander issued 36,225,457 common shares to the former shareholders of Bear Creek as consideration for the Bear Creek shares acquired. As a result, Bear Creek became a wholly-owned subsidiary of Highlander.

Royal Gold received cash consideration of $6,200, an incremental 1.75% secured net smelter return royalty (“NSR”) on the Corani Project and an unsecured 2% NSR on the Mercedes Mine, together with certain parent guarantees from Highlander. Royal Gold’s existing 1% secured NSR on the Corani Project remained in place, such that Royal Gold holds an aggregate 2.75% secured NSR on the Corani Project (the “Corani NSR”). Highlander is permitted to buy back 0.5% of the Corani NSR for $25,000 until the earlier of: (i) January 1, 2033; and (ii) the date that is 6 months after a final investment decision (“FID”) is made. If the FID is obtained before December 31, 2028, Highlander will be permitted to buy back 0.75% of the Corani NSR for $30,000.

Equinox received $1,600 of cash consideration and a 0.5% unsecured NSR on the Corani Project (the “Equinox NSR”). Highlander is permitted to buy back 0.167% of the Equinox NSR for $8,300 until the earlier of: (i) January 1, 2033; and (ii) the date that is six months after an FID.

Concurrently with the closing of the Arrangement and the Debt Settlement Arrangements, Highlander repaid the advance and outstanding interest owed to Wheaton Precious Metals International Ltd. (“Wheaton”) pursuant to the support agreement dated November 22, 2022, as amended, between Bear Creek and Wheaton.

Accounting treatment of the acquisition

The Company evaluated the acquisition of Bear Creek under IFRS 3, Business Combinations (“IFRS 3”), and concluded that Bear Creek constituted a business. Accordingly, the acquisition has been accounted for as a business combination, with Highlander identified as the acquirer. On February 26, 2026, the Company acquired control of Bear Creek Mining Corporation and its subsidiaries. The Company began consolidating the operating results, cash flows and net assets of Bear Creek from February 26, 2026, onward.

The purchase consideration has been allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the Acquisition Date. The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Bear Creek’s net assets, utilizing income, market and cost valuation methods conducted with the assistance of an independent third party. The purchase price is allocated to the assets acquired and liabilities assumed on a preliminary basis until the final valuation report is received and is based on management’s best estimates at the time these condensed consolidated interim financial statements were prepared.

The acquisition constitutes a business combination achieved in stages, as Highlander previously held an equity interest in Bear Creek immediately prior to obtaining control, with a carrying amount of $13,153 (C$18,000). In accordance with IFRS 3, this previously held equity interest was remeasured to its acquisition-date fair value of $41,685 (C$57,046), with the resulting gain of $28,466 (C$39,046) recognized in the consolidated statements of net income (loss) and comprehensive income (loss).

Purchase consideration

The total purchase consideration for the acquisition of $298,718 was determined based on the number of Highlander common shares issued to Bear Creek shareholders in exchange for Bear Creek’s issued and outstanding common shares, valued at Highlander’s closing share price on February 25, 2026, as well as the previously held equity interest of Bear Creek remeasured to its acquisition-date fair value. The closing share price on February 25, 2026 was used as a proxy for the fair value of the Highlander common shares at the effective time of the Arrangement.

In-the-money stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) of Bear Creek outstanding immediately prior to the effective time of the Arrangement, whether vested or unvested, vested immediately and were converted, as a step in the Arrangement, into Bear Creek Shares, net of withholding taxes. The options were exercised on a cashless basis. Holders thereof received the number of Highlander common shares to which they were entitled for such Bear Creek Shares under the Arrangement based on the Exchange Ratio. Out-of-the-money options of Bear Creek were cancelled without any payment.

The outstanding warrants of Bear Creek were treated in accordance with their terms and, after giving effect to the Arrangement, continued to trade on the TSX-V under the symbol “BCM.WT”. The warrants became exercisable for Highlander common shares, with the number of warrants and exercise price adjusted based on the Exchange Ratio.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

Bear Creek outstanding common shares as at February 26, 2026		308,301,938
Exchange Ratio		0.1175
Total Highlander shares issued		36,225,457

Highlander share price[1]	C$	9.71

Purchase consideration		351,749
Fair value of previously held interest in Bear Creek[2]		57,046
Total purchase consideration	C$	408,795

Total purchase consideration[3]		$298,718

Preliminary Purchase Price Allocation

The table below summarizes the preliminary allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed.

Assets
Cash and cash equivalents		$16,153
Short-term investments		41
Inventory		13,412
Receivables		636
Prepaids and other		1,623
Tax receivable		7,782
Long-term assets
Receivables		1,907
Reclamation deposit		3,385
Property and equipment		173,361
Mineral property interests		311,136
Right-of-use assets		557
Tax receivable		2,175
Total assets		$532,168
Liabilities
Accounts payable and accrued liabilities	(b)	$(29,658)
Community projects obligation		(1,190)
Current portion of stream arrangements	(a)	(24,859)
Lease liabilities		(254)
Tax payable		(2,098)
Other liabilities		(61)
Short term loan	(a)	(383)
Note payable	(a)	(8,885)
Convertible debenture and notes	(a)	(16,273)
Warrant liability		(8,610)
Long-term liabilities
Accounts payable and accrued liabilities		(770)
Community projects obligation		(9,728)
Deferred tax liability		(117,500)
Lease liabilities		(244)
Reclamation provision		(12,175)
Other liabilities		(762)
Total liabilities		$(233,450)
Net assets acquired		298,718
Total purchase consideration		$298,718

[1]	Closing price of Highlander’s common shares on the TSX on February 25, 2026.
[2]	Fair value of the previously held 50,000,000 Bear Creek Shares was determined based on the Exchange Ratio and the closing price of Highlander’s common shares on the TSX on February 25, 2026.
[3]	The exchange rate used to translate U.S. dollar amounts into Canadian dollars was US$1.00 = C$1.3685, based on the closing exchange rate effective as of February 25, 2026.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

The Company incurred acquisition-related transaction costs of $164 and $4,137 during the three and six months ended June 30, 2026, respectively, which have been recorded in general and administrative costs in the condensed consolidated statement of net income (loss) and comprehensive income (loss) (Note 18).

For the six months ended June 30, 2026, Bear Creek contributed revenue of $56,227 and net loss before income taxes of $15,159. Total consolidated revenue and net income before income taxes of the Company for the six months ended June 30, 2026, were $56,227 and $5,672, respectively. Had the acquisition of Bear Creek taken place on January 1, 2026, pro forma total consolidated revenue and net income before income taxes for the Company would have been $78,419 and $919 respectively, for the six months ended June 30, 2026.

As at June 30, 2026, the fair values of the assets acquired and liabilities assumed were determined on a provisional basis and are subject to change pending completion of the valuation process. If new information is obtained during the measurement period about facts and circumstances that existed as at the acquisition date and would have affected the recognition or measurement of the assets acquired and liabilities assumed as at the acquisition date, the provisional amounts recognized will be adjusted retrospectively as at the acquisition date. The measurement period ends when the Company obtains the information it was seeking about facts and circumstances that existed as at the acquisition date, or determines that such information is not available, and must not exceed one year from the acquisition date.

Deferred income tax liabilities recognized in the preliminary purchase price allocation were based on management’s preliminary estimates of the applicable tax bases of the Mercedes Mine and Corani Project. Management has not yet completed its assessment of acquisition-related tax attributes, including unused tax losses, other deductible temporary differences and applicable tax planning strategies. Accordingly, no deferred tax assets have been recognized in respect of these acquisition-related tax attributes, as management has not yet determined that their realization is probable. Any related adjustments identified during the measurement period will be reflected in the preliminary purchase price allocation.

a)	Debt Settlement Arrangements

The liabilities associated with the Debt Settlement Arrangements related to Bear Creek’s outstanding indebtedness owing to Equinox and affiliates of Royal Gold, were settled concurrent with the closing of the Bear Creek Transaction.

i.	The Equinox obligations were settled with a cash payment of $1,600 and a 0.5% Corani NSR. The fair value of the 0.5% Corani NSR was estimated to be $7,756.

ii.	The Royal Gold obligations were settled with a cash payment of $6,200 and an amended and restated Corani NSR with an aggregate rate of 2.75%, reflecting an incremental 1.75% over the prior 1%, and a new 2% NSR on the Mercedes Mine. The fair value of the amended and restated Corani NSR, being the incremental 1.75% NSR, was estimated to be $27,144, and the fair value of the 2% NSR on the Mercedes Mine was estimated to be $7,700.

The combined fair value of the NSR royalties issued was $42,600, consisting of $34,900 related to the Corani Project and $7,700 related to the Mercedes Mine. Post-acquisition, these amounts have been deducted from mineral property interests and property and equipment, respectively, as the NSR royalties represent a partial disposition of the Company’s interest in the underlying mineral properties.

b)	Wheaton support agreement

Accounts payable and accrued liabilities assumed on acquisition include the cash payment of $2,552 to settle the outstanding advance and accrued interest owing to Wheaton under the support agreement pursuant to the Arrangement Agreement.

5.	Inventory

The inventory balance as at June 30, 2026 relates to materials and supplies, finished goods, work in process inventory and current ore stockpiles at the Mercedes Mine. During the three and six months ended June 30, 2026, the Company recorded a NRV adjustment to materials and supplies inventory of $735 and $741, respectively (three and six months ended June 30, 2025 – $nil).

	Note	June 30, 2026	December 31, 2025	October 1, 2024
Materials and supplies	a	$2,534	$–	$–
Mineral inventory	b	4,945	–	–
Work in progress	c	851	–	–
Current ore stockpiles	d	765	–	–
		$9,095	$–	$–

a)	Materials and supplies represent consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

b)	Mineral inventory contains finished goods inventory in the form of gold or silver.

c)	Work-in-process represents gold and silver in the processing circuit that has not completed the production process and is not yet in a saleable form.

d)	Ore is accumulated in stockpiles that are subsequently processed into gold and silver in a saleable form. Milled ore undergoes agitated leaching, counter current decantation Merrill-Crowe precipitation and smelting.

6.	Receivables

	Note	June 30, 2026	December 31, 2025 (Restated – Note 3)	October 1, 2024 (Restated – Note 3)
Amount due from a related party	21	$–	$20	$–
Other receivables	a	2,764	46	81
Trade receivables		12	–	–
Total		$2,776	$66	$81
Less: current portion	a	(1,652)	(66)	(81)
Non-current portion		$1,124	$–	$–

a)	Other receivables

In connection with the acquisition of Bear Creek, the Company acquired the deferred consideration receivable related to the sale of a 100% interest in the Tassa Project to a wholly owned subsidiary of Colque Holding Pty Ltd (“Colque”), a private Australian company.

Total consideration for the sale is $3,500, payable over a 30-month period as follows:

(i)	$30 signing fee, received;

(ii)	$470 upon execution, received;

(iii)	$500 on or before 6 months following the sale, received;

(iv)	$1,000 on or before 18 months following the sale; and

(v)	$1,500 on or before 30 months following the sale.

The remaining deferred consideration payments are secured in favour of Bear Creek by a first-ranking security interest over the Tassa concessions and include a significant financing component. Accordingly, the receivable was recognized at fair value on the acquisition date and is subsequently measured at amortized cost using the effective interest method.

Upon settlement of Colque’s acquisition of Tassa, Colque or its successors granted Bear Creek a 2% NSR in respect of all minerals produced from Tassa, of which Colque may buy back 1% through the payment of an additional $2,500.

As at June 30, 2026, the deferred consideration receivable of $2,004 is recorded in receivables.

7.	Tax Receivable

	June 30, 2026	December 31, 2025 (Restated – Note 3)	October 1, 2024 (Restated – Note 3)
Income tax prepayment	$23	$–	$–
Value-added tax receivables	9,870	403	77
Other tax receivables	2,633	–	–
Receivables from Peruvian tax authority	–	–	123
Total	$12,526	$403	$200
Less: current portion	(10,097)	(156)	(134)
Non-current portion	$2,429	$247	$66

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

8.	Reclamation Deposits

In accordance with regulatory requirements, as at June 30, 2026, the Company holds restricted cash deposits totaling $3,430 (December 31, 2025 – $44) with financial institutions in Peru to collateralize guarantees issued in support of environmental bonding requirements for environmental licenses in Peru, presented as deposits for reclamation in the condensed consolidated interim statements of financial position. This balance includes $3,385 of restricted cash pledged as collateral in support of a surety bond related to the Corani Project mine closure plan. In addition, the Company has posted a surety bond of $3,983 in favour of the Peruvian Ministry of Energy and Mines for the Corani Project mine closure plan, which is supported by the restricted cash collateral noted above. These amounts represent regulatory financial assurance and do not constitute a present obligation arising from site disturbance or closure activities. As at June 30, 2026, no significant environmental disturbance had been caused by the activities conducted on the Corani Project. The bonding security will be released once the Company fulfils its applicable regulatory obligations.

9.	Property and Equipment

	Mineral Property	Mining and Other Equipment	Total
Balance, October 1, 2024 (Restated)[1]	$–	$70	$70
Additions (Restated)[1]	–	148	148
Amortization and depletion (Restated)[1]	–	(30)	(30)
Foreign exchange adjustment (Restated)[1]	–	22	22
Balance, December 31, 2025 (Restated)[1]	$–	$210	$210
Additions	11,046	1,065	12,111
Acquisition of Bear Creek (Note 4)	121,332	52,029	173,361
Issuance of NSRs pursuant to Debt Settlement Arrangements (Note 4)	(7,700)	–	(7,700)
Change in estimate (Note 13)	3,662	–	3,662
Amortization and depletion	(11,966)	(6,246)	(18,212)
Foreign exchange adjustment	–	(6)	(6)
Balance, June 30, 2026	$116,374	$47,052	$163,426

[1]	Refer to Note 3

10.	Mineral Property Interests

	San Luis (Peru) (Note a)	Corani (Peru) (Note b)	La Estrella (Peru) (Note c)	Total
Balance, October 1, 2024 (Restated)[1]	$7,937	$–	$33	$7,970
Acquisition of concession (Restated)[1]	20	–	–	20
Transfer of concession (Restated)[1]	14	–	(14)	–
Foreign exchange adjustment (Restated)[1]	900	–	2	902
Balance, December 31, 2025 (Restated)[1]	$8,871	$–	$21	$8,892
Acquisition of Bear Creek (Note 4)	–	311,136	–	311,136
Issuance of NSRs pursuant to Debt Settlement Arrangements (Note 4)	–	(34,900)	–	(34,900)
Foreign exchange adjustment	(128)	–	–	(128)
Balance, June 30, 2026	$8,743	$276,236	$21	$285,000

[1]	Refer to Note 3

The Company’s wholly-owned projects are comprised of the rights to explore the mineral claims and tenures at various stages of exploration. Unless otherwise noted they are not subject to any option or sale agreements. Certain of the claims are subject to an NSR, as detailed below.

a)	San Luis

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. SSR Mining and Esperanza Resources Corp. (“Esperanza”) jointly established Reliant Ventures S.A.C. (“Reliant”) to develop the project. In 2011, SSR Mining acquired Esperanza’s interest in the San Luis Project, consolidating full ownership of the project under SSR Mining.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

On May 23, 2024, the Company acquired the project from SSR Mining, through the purchase of 100% of the shares of Reliant, which holds the rights to the San Luis Project. As part of the acquisition agreement, the Company paid SSR Mining an initial cash payment of $5,000 and agreed to pay up to $37,500 in contingent consideration upon the achievement of specific project milestones. These milestones include the commencement of drilling, completion of a feasibility study, and milestones related to commercial production.

In June 2025, the Company made a payment of $1,250 to SSR Mining related to the achievement of the first milestone for the commencement of an initial drilling program in June 2025.

In June 2026, the Company made a payment of $1,250 to SSR Mining related to the achievement of the second milestone for the first anniversary of the commencement of an initial drilling program.

Other potential milestone payments (milestones 3 to 6 that are related to the completion of a feasibility study and reaching commercial production), which could increase the total contingent consideration to up to $37,500, are not recognized due to the current uncertainty in their likelihood.

Additionally, SSR Mining retained a 4% NSR on the project. The Company has the option to buy back 2% of this royalty for $15,000 at any time prior to the commencement of mine construction.

In addition to the 4% NSR granted to SSR Mining, the San Luis Project is also subject to a 1% NSR on 24 claims payable to Esperanza and a 1% NSR on 2 claims to Metalla Royalty & Streaming Ltd.

In May and November 2025, through its wholly owned subsidiary, Reliant, the Company staked an additional eight concessions covering a total of 6,300 hectares within the overall project area, for aggregate cash payments of $20.

b)	Corani

Following acquisition of Bear Creek, the Company has a 100% interest in the Corani Project. The Corani Project is a silver-lead-zinc exploration property located in the Puno Department of Peru.

Royal Gold holds an aggregate 2.75% secured NSR on the project, which includes an incremental 1.75% NSR granted in connection with the Bear Creek Transaction. The Company has the option to buy back 0.5% of this royalty for $25,000 until the earlier of: (i) January 1, 2033; and (ii) the date that is 6 months after a final investment decision (“FID”) relative to the Corani Project is made. If the FID is obtained before December 31, 2028, the Company has the option to buy back 0.75% of this royalty for $30,000.

The Corani Project is also subject to a 0.5% unsecured NSR to Equinox in connection with the Bear Creek Transaction. The Company has the option to buy back 0.167% of this royalty for $8,300 until the earlier of: (i) January 1, 2033; and (ii) the date that is 6 months after an FID.

c)	La Estrella

On August 10, 2021, the Company purchased from Compañía Minera Ares S.A.C. mining claims known as the Estrella claims located in central Peru in consideration for a cash payment of $3 and a 2% NSR. The Company, at its sole discretion and at any time may purchase 50% of the NSR for a consideration of $200 and the remaining 50% for a consideration of $300.

11.	Accounts payable and accrued liabilities

	Note	June 30, 2026	December 31, 2025 (Restated – Note 3)	October 1, 2024 (Restated – Note 3)
Amount due to a related party	21	$26	$593	$–
Trade payables		24,100	858	108
Salaries payable		2,500	309	126
Other payables		1,119	20	35
Total		$27,745	$1,780	$269

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

12.	Community Projects Obligation

On April 8, 2013, Bear Creek entered into a Framework Agreement for the Sustainable Use of Natural Resources in the Mining Project Corani (the “Framework Agreement”) with the Corani District Municipality, five surrounding communities, and relevant ancillary organizations. The Framework Agreement was for an initial payment (the “Initial Payment”) and 22 successive payments (the “Successive Payments”) of 4 million Peruvian soles (“S/4 million”) to be made into a trust designed to fund community projects. These Successive Payments of S/4 million per year were dependent on the Company receiving permits to build the processing facilities and the mining installations, which were received during 2018.

The Framework Agreement with the local communities and the Corani Environmental and Social Impact Assessment (“ESIA”) requires the Company to undertake certain development work, such as access roads, mine camp and maintenance and storage facilities, and an electrical substation. The Company began development work in 2018 in accordance with the ESIA and the Framework Agreement.

As at June 30, 2026, the total undiscounted obligation remaining under the Framework Agreement was $15,226 (December 31, 2025 – $nil).

A continuity of the Company’s community projects obligation per the Framework Agreement is as follows:

June 30, 2026
Balance, start of the period	$–
Acquisition of Bear Creek (Note 4)	10,918
Accretion	235
Payment	(1,158)
Foreign exchange adjustment	(181)
Balance, end of period	$9,814
Less: current portion	(1,171)
Non-current portion	$8,643

13.	Reclamation Provision

	June 30, 2026	December 31, 2025 (Restated – Note 3)	October 1, 2024 (Restated – Note 3)
Balance, start of the period	$475	$365	$–
Acquisition of Reliant	–	–	342
Acquisition of Bear Creek (Note 4)	12,175	–	–
Additions	–	23	–
Accretion	404	23	6
Settlement	–	(4)	–
Post-acquisition change in estimate	3,387	–	–
Change in estimate	280	33	–
Foreign exchange adjustment	(88)	35	17
Balance, end of the period	$16,633	$475	$365

On February 26, 2026, as part of the acquisition of Bear Creek, the Company assumed a provision for environmental rehabilitation related to the Mercedes Mine, including the mill, mining equipment, and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities generally include costs for decommissioning the mill complex and related infrastructure, ensuring the physical and chemical stability of the tailings area, post-closure site security, and monitoring costs. The Company considers such factors as changes in laws and regulations and requirements under existing permits in determining the estimated costs. Such analysis is performed on an ongoing basis.

The Company initially recognized the provision for environmental rehabilitation related to the Mercedes Mine assumed on acquisition at its acquisition-date fair value, in accordance with IFRS 3. The provision was subsequently remeasured in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, resulting in a $3,387 increase in the provision. The increase was attributable to the change in discount rate methodology applied in measuring the provision subsequent to the acquisition date. There were no changes to the underlying estimated reclamation and closure cash flows.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

The Company estimates that the undiscounted future cash flows required to settle the closure provisions at the Mercedes Mine and at the San Luis Project is $26,350 (December 31, 2025, and October 1, 2024 – $481 and $425, respectively). The Company expects these liabilities to be settled between 2027 and 2034. In calculating the June 30, 2026, estimate, management used the risk-free interest rates ranging from 4.16% to 8.49% (December 31, 2025, and October 1, 2024 – 4% and 5.25%, respectively), and inflation rates ranging from 2.16% to 3.94% (December 31, 2025, and October 1, 2024 – 1.95% and 1.98%, respectively).

14.	Share Capital

a)	Share Capital

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 203,473,418 (December 31, 2025 – 130,910,687)

Transactions for the issue of share capital during the six months ended June 30, 2026:

●	On June 29, 2026, upon the exercise of common share purchase warrants, 50,000 common shares were issued at C$0.15 per share for proceeds of $6.

●	On April 22, 2026, upon the exercise of common share purchase warrants, 11,750 common shares were issued at C$3.57 per share for proceeds of $31.

●	On April 2, 2026, upon the exercise of common share purchase warrants, 125,000 common shares were issued at C$0.15 per share for proceeds of $13.

●	On February 26, 2026, the Company closed the Bear Creek Transaction. 36,225,457 shares for $257,033 were issued to the former shareholders of Bear Creek. The Company incurred share issuance costs of $183 in connection with the closing.

●	On February 4, 2026, upon the exercise of common share purchase warrants, 25,000 common shares were issued at C$0.15 per share for proceeds of $3.

●	On January 30, 2026, the Company closed a non-brokered private placement with Mr. Eric Sprott, pursuant to which the Company issued 8,060,226 common shares of the Company at a price of C$6.80 per common share for aggregate gross proceeds of $40,000. The Company incurred share issuance costs of $277 in connection with the financing.

●	On January 16, 2026, upon the exercise of common share purchase warrants, 525,000 common shares were issued at C$0.15 per share for proceeds of $56.

●	On January 13, 2026, upon the exercise of common share purchase warrants, 40,298 common shares were issued at C$0.15 per share for proceeds of $4.

●	On January 12, 2026, upon the exercise of common share purchase warrants, 2,500,000 common shares were issued at C$0.15 per share for proceeds of $270.

●	On January 6, 2026, upon the exercise of common share purchase warrants, 25,000,000 common shares were issued at C$0.15 per share for proceeds of $2,723. Of the total proceeds, $547 was received in December 2025 in respect of the exercise of 5,000,000 share purchase warrants. The related warrants were exercised, and the corresponding common shares were issued, on January 6, 2026.

Transactions for the issue of share capital during the six months ended June 30, 2025:

●	On June 12, 2025, upon the exercise of common share purchase warrants, 500,000 common shares were issued at C$0.15 per share for proceeds of $55.

●	On April 15, 2025, upon the exercise of common share purchase warrants, 100,000 common shares were issued at C$0.15 per share for proceeds of $11.

●	On March 12, 2025, the Company issued 150,000 common shares through the exercise of stock options. This issuance resulted from the exercise of 15,000 stock options at an exercise price of C$0.54 per share, 50,000 stock options at an exercise price of C$0.55 per share and 85,000 stock options at an exercise price of C$0.60 per share.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

●	On March 11, 2025, the Company closed its previously announced bought deal private placement, pursuant to which the Company issued 23,000,000 common shares of the Company at a price of C$1.40 per common share for aggregate gross proceeds of $22,282, which includes the full exercise of the underwriters’ option of 3,000,000 shares. The Company incurred issuance costs of $1,497 in connection with the financing.

Subsequent to June 30, 2026, upon the exercise of warrants, 50,000 common shares were issued for proceeds of $5.

b)	Stock options

For the three and six months ended June 30, 2026, the Company recognized a share-based compensation expense included in general and administrative expenditures of $2,217 and $4,012, respectively (three and six months ended June 30, 2025 – $345 and $669, respectively). The following table shows the change in stock options during the six months ended June 30, 2026 and 2025:

For the six months ended June 30,	2026			2025
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Balance, start of the period	6,720,000	C$	0.83	5,595,000	C$	0.75
Granted	5,460,000		6.31	1,650,000		1.07
Exercised	–		–	(150,000)		0.58
Balance, end of the period	12,180,000	C$	3.29	7,095,000	C$	0.83

The assumptions used in the Black-Scholes option pricing model for the options granted in the six months ended June 30, 2026 and 2025 were as follows.

Weighted average	2026		2025
Exercise price per share issuable	C$	6.31	C$	1.07
Expected term (years)		5		5
Volatility		88%		93%
Expected dividend yield		–		–
Risk-free interest rate		2.91%		2.95%
Weighted average fair value per option	C$	4.24	C$	0.73

The following is a summary of the Company’s outstanding and exercisable stock options as at June 30, 2026:

Outstanding					Exercisable
Expiry date	Exercise price		Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
November 3, 2026	C$	0.60	75,000	0.35	75,000	0.35
March 12, 2027		0.55	600,000	0.70	600,000	0.70
March 3, 2028		0.42	175,000	1.68	175,000	1.68
October 21, 2029		0.80	4,220,000	3.31	2,030,000	3.31
January 2, 2030		1.04	1,600,000	3.51	400,000	3.51
April 7, 2030		1.90	50,000	3.77	12,500	3.77
January 15, 2031		6.17	5,110,000	4.55	–	4.55
May 12, 2031		8.42	350,000	4.87	–	4.87
	C$	3.29	12,180,000	3.73	3,292,500	2.71

c)	Warrants

As an incentive to complete a private placement, the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to the private placement units. Finders’ warrants may be issued as a private placement share issuance cost and are valued using the Black-Scholes option pricing model.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

Pursuant to the Arrangement, each Bear Creek warrant became exercisable for 0.1175 common shares of the Company. The exercise price of each Bear Creek warrant is C$0.42, which is the amount the Company will receive upon exercise of each Bear Creek warrant.

Upon completion of the acquisition of Bear Creek (Note 4), the Company reassessed the classification of the Bear Creek warrants from Highlander’s perspective. As the exercise price is denominated in Canadian dollars, Highlander’s functional currency, the Bear Creek warrants have been classified as equity instruments.

The continuity of the Company’s shares issuable pursuant to exercise of warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average exercise price
Outstanding, September 30, 2024	29,975,000	C$	0.15
Exercised	(734,702)		0.15
Outstanding, December 31, 2025	29,240,298	C$	0.15
Acquisition of Bear Creek[4] (Note 4)	1,896,693		3.57
Exercised	(28,265,298)		0.15
Exercised	(11,750)		3.57
Outstanding, June 30, 2026	2,859,943	C$	2.40

The remaining contractual lives of the outstanding warrants and Bear Creek warrants are 0.30 years and 2.25 years, respectively.

15.	Revenue

The Company’s revenues are primarily from sales of gold and silver from the Mercedes Mine, following the acquisition of Bear Creek on February 26, 2026. From the Acquisition Date to June 30, 2026, the Company’s only customer for gold and silver products was Asahi Refining USA Inc. However, the Company is not economically dependent on any specific customer for the sale of its products because gold and silver can be sold through numerous precious metals traders and refiners worldwide.

16.	Cost of Sales

The Company’s cost of sales from the Acquisition Date to June 30, 2026, is as follows:

	Three months ended June 30,	Six months ended June 30,
	2026	2026
Raw materials and consumables	$6,770	$9,272
Salaries and benefits	4,425	5,576
Contractors and outside services	10,302	13,538
Other expenses	3,811	5,443
Changes in inventory	(65)	3,875
	$25,243	$37,704

[4]	Each Bear Creek warrant is exercisable for 0.1175 common shares of the Company at an exercise price of C$0.42 per Bear Creek warrant. This is equivalent to an implied exercise price of approximately C$3.57 per the whole issuable common share of the Company issuable.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

17.	Exploration Expenses

The Company’s exploration expenditures by activity are as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Assay and analysis	$174	$74	$184	$74
Community relations	298	32	472	43
Concession fees	2,166	1,484	2,166	1,484
Depreciation	14	5	29	7
Drilling and drilling related costs	2,880	139	2,880	139
Environmental, regulatory and permitting	220	7	314	13
Geological and geophysical investigations	389	26	519	26
Reclamation provision	2	30	5	30
Salaries, contractors and project administration	3,800	436	4,766	729
Site preparation, camp and field expenses	1,882	260	2,430	366
Studies	–	5	14	5
	$11,825	$2,498	$13,779	$2,916

The Company’s exploration expenditures are incurred in Peru.

18.	General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Filing and regulatory fees	$117	$157	$627	$209
Marketing and travel	111	51	182	105
Office and other	1,439	108	2,023	196
Professional fees	961	143	1,590	232
Salaries and benefits	653	447	1,206	823
Share-based compensation	2,217	345	4,012	669
Transaction costs	164	–	4,137	–
	$5,662	$1,251	$13,777	$2,234

19.	Net Income (Loss) per Share

Net income (loss) per share has been calculated using the weighted average number of common shares outstanding for the three and six months ended June 30, 2026 and 2025 as follows:

a)	Basic

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Net income (loss) for the period	$(11,733)	$(3,585)	$8,675	$(5,123)
Weighted average number of common shares	203,418,380	105,053,403	189,560,309	96,018,775
Basic net income (loss) per share	$(0.06)	$(0.03)	$0.05	$(0.05)

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

b)	Diluted

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Net income (loss) for the period	$(11,733)	$(3,585)	$8,675	$(5,123)

Weighted average number of common shares	203,418,380	105,053,403	189,560,309	96,018,775
Dilutive potential ordinary shares
Warrants	–	–	1,032,356	–
Options	–	–	5,572,403	–
Weighted average number of ordinary shares	203,418,380	105,053,403	196,165,068	96,018,775
Diluted net income (loss) per share	$(0.06)	$(0.03)	$0.04	$(0.05)

20.	Mercedes Mine Tax Audits

Bear Creek acquired the Mercedes gold mine from Equinox on April 21, 2022. The agreement governing the purchase of the Mercedes Mine includes tax indemnity provisions. Minera Mercedes Minerales S. de R.L. de C.V., the subsidiary of the Company that directly owns the Mercedes Mine, is currently under income tax audit by the Mexican Tax Authorities for the 2016 tax year. The primary issue under examination relates to income recognition and deductibility of certain expenses.

Since no final assessment has been issued by the Mexican tax authorities, the Company has determined that it is not possible to reasonably estimate the potential range of outcomes or determine if the Company has a present obligation related to this as of June 30, 2026. The amount and timing of any final assessment in the audit is uncertain, may be appealed, and subject to the tax indemnity provisions from Equinox as previously mentioned. Accordingly, no liability has been recorded in the financial statements for this matter. The Company will continue to monitor developments and will recognize a liability when the Company has a present obligation to pay income tax and the amount can be reliably estimated.

21.	Related Party Transactions

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, President Peru, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three and six months ended June 30, 2026 and 2025 is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Share-based compensation	$1,649	$263	$2,962	$521
Salaries and benefits	277	250	560	507
Professional fees	36	–	67	–
	$1,962	$513	$3,589	$1,028

As of June 30, 2026, there were no outstanding amounts receivable from or payable to the key management personnel noted above. As of December 31, 2025, accounts payable and accrued liabilities included $593 due to key management personnel referred to above.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

Related party arrangement

On October 21, 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various services with other companies related by virtue of certain directors and management in common. A management company equally owned by each company party to the arrangement pays for these shared expenses as agent for the Company and the other companies. These costs incurred by the management company as agent are allocated and funded by the shareholders of the management company based on time incurred and use of services and goods. The management company recovers its costs incurred in managing expenses and procuring goods and services on behalf of the Company without a markup. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on June 30, 2026, was approximately $999 (December 31, 2025 – $529), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Salaries and benefits	$504	$469	$1,857	$921
Office and other	103	125	215	246
Filing and regulatory fees	–	–	45	–
Marketing and travel	6	4	11	8
	$613	$598	$2,128	$1,175

At June 30, 2026, amounts in accounts payable and accrued liabilities include $26 due to a related party (December 31, 2025 – included in receivables is an amount due from a related party of $20) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

22.	Supplemental Cash Flow Information

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated – Note 3)	2026	2025 (Restated – Note 3)
Non-cash investing and financing activities:
Reclassification of commitment to issue shares	$–	$10	$547	$10
NSR royalties issued as part of debt settlement (Note 4)	–	–	42,600	–
Share issued on acquisition of Bear Creek (Note 4)	–	–	257,033	–
Accrued finance costs	2	–	2	–
Addition to property and equipment included in accounts payable and accrued liabilities	$164	$–	$164	$–

23.	Segmented Information

The Company has determined that it has two reportable segments, consisting of mineral exploration and development activities in Peru and mining operations in Mexico. The other category primarily comprises corporate and unallocated items that are not considered reportable segments and is presented solely to facilitate reconciliation.

The following is an analysis of the long-term assets by geographical area:

	June 30, 2026	December 31, 2025 (Restated – Note 3)
Peru	$298,936	$9,392
Mexico	156,947	–
Canada	8	9
	$455,891	$9,401

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

Results for the three months ended June 30, 2026

	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other income (expenses)	Net income (loss)
Mercedes	$37,897	(26,098)	(12,163)	–	3,931	3,567
Corani	–	–	–	(8,843)	167	(8,676)
San Luis and La Estrella	–	–	–	(3,175)	(43)	(3,218)
Other	–	(560)	–	193	(3,039)	(3,406)
	$37,897	(26,658)	(12,163)	(11,825)	1,016	(11,733)

Results for the six months ended June 30, 2026

	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other income (expenses)	Net income (loss)
Mercedes	$56,227	(38,948)	(17,958)	–	4,425	3,746
Corani	–	–	–	(9,593)	562	(9,031)
San Luis and La Estrella	–	–	–	(4,295)	(68)	(4,363)
Other	–	(3,461)	–	109	21,675	18,323
	$56,227	(42,409)	(17,958)	(13,779)	26,594	8,675

Results for the three months ended June 30, 2025

	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other expenses	Net loss
San Luis and La Estrella (Restated)	$–	–	–	(2,498)	(1,087)	(3,585)
	$–	–	–	(2,498)	(1,087)	(3,585)

Results for the six months ended June 30, 2025

	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other expenses	Net loss
San Luis and La Estrella (Restated)	$–	–	–	(2,916)	(2,207)	(5,123)
	$–	–	–	(2,916)	(2,207)	(5,123)

24.	Financial Instrument Risk Exposure and Risk Management

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposits and tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $118,036 represents the maximum exposure to credit risk.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2026 and 2025 (Unaudited – in thousands of United States Dollars, unless otherwise noted)

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s interest rate exposure mainly relates to interest earned on cash and term deposits. For the three and six months ended June 30, 2026, every 1% fluctuation in interest rates up or down would result in an increase or decrease of approximately $261 and $506 to the Company’s income, respectively (three and six months ended June 30, 2025 – $50 and $63, respectively).

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

On June 30, 2026, the Company had contractual cash flow commitments as follows:

	2026	2027	2028	2029	2030 and beyond	Total
Accounts payable and accrued liabilities (Note 11)	$27,745	$–	$–	$–	$–	$27,745
Community projects obligations (Note 12)	–	1,171	1,171	1,171	11,713	15,226
Office and warehouse rent obligations	493	720	447	460	226	2,346
Other liabilities	281	63	748	6	750	1,848
Reclamation provision (Note 13)	–	507	–	3,468	22,375	26,350
Tax payable	5,425	–	–	–	–	5,425
	$33,944	$2,461	$2,366	$5,105	$35,064	$78,940

d)	Foreign currency risk

The Company is operating in Canada, Peru and Mexico and is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily with respect to Canadian dollars, Peruvian soles, Mexican pesos and US dollars. On June 30, 2026, the Company had not entered into any contracts to manage foreign exchange risk.

As at June 30, 2026, the Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian soles, Mexican pesos and US dollars.

	Canadian dollars (000’s)	Peruvian soles (000’s)	Mexican pesos (000’s)	US dollars (000’s)
Cash and cash equivalents	$5,507	$517	$2,478	$25,299
Receivables and tax receivable	–	2,482	270,985	–
Reclamation deposit	–	–	–	45
Accounts payable and accrued liabilities and tax payable	(41)	(5,226)	(422,307)	(1,244)
Lease liability	–	(401)	–	–
Community projects obligation	–	(33,030)	–	–
Reclamation provision	–	–	(298,629)	–
	$5,466	$(35,658)	$(447,473)	$24,100

For the six months ended June 30, 2026, if the US dollar to Canadian dollar, Peruvian soles and Mexican pesos currency exchange rate changes by 10% with all other variables held constant, the impact on the Company’s net loss is $6,053 (six months ended June 30, 2025 – $126).